Stacie S. Aarestad

Partner 617.239.0314 fax 866.955.8599 saarestad@eapdlaw.com
July 13, 2009
BY EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
RE:	Lamar Advertising Company Lamar Media Corp. Form 10-K for the year ended December 31, 2008 Filed February 26, 2009 File No. 0-30242 & 1-12407
Ladies and Gentlemen:
On behalf of Lamar Advertising Company and Lamar Media Corp. (“Lamar” or the “Company”) and per a telephone conversation with the staff of the Commission (the “Staff”) regarding the Company’s response dated June 26, 2009 to the comment provided to Lamar by the Staff in a letter dated June 16, 2009, the Company supplementally provided the Staff via facsimile on July 7, 2009 additional information that the chief operating decision maker typically uses to allocate resources (collectively, the “Report”), which included actual versus pro forma revenue comparisons, debt ratio analysis, billing input, consolidated comparative statement of operations, actual vs. budget statement of operations and net booked billings. In a separate letter dated July 7, 2009, the Company requested confidential treatment for the Report pursuant to Rule 83 (17 C.F.R. §200.83).
If you require any additional information, please call me at (617) 239-0314.

Very truly yours,
/s/ Stacie S. Aarestad
Stacie S. Aarestad

cc:	Kevin P. Reilly, Jr., Lamar Advertising Company Keith Istre, Lamar Advertising Company